Exhibit 12

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the company’s ratio of earnings to fixed charges for the periods indicated.

			Year ended Dec. 31,

$ millions	Nine months Ended Sept. 30, 2002	Twelve months Ended Sept. 30, 2002	2001	2000	1999		1998		1997

Income before income tax	$247	$299	$274	$262	$226		$232		$235
Interest Expense (3)	61	80	82	85	82		68		69
Preferred dividends	—	—	—	—	—		—		1

Earnings before taxes and fixed charges	$308	$379	$356	$347	$308		$300		$305

Interest expense (3)	$61	$81	$82	$85	$82		$68		$69
Interest on refunding bonds	(1)	(1)	(1)	(1)	(1)		(1)		(1)
Preferred dividends	—	—	—	—	—		—		1

Total fixed charges	$60	$80	$81	$84	$81		$67		$69

Ratio of earnings to fixed charges	5.12	4.76	4.41	4.14	3.82	(1)	4.51	(2)	4.38

         For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1)	Includes the effect of other non-operating pretax items totaling $18.3 million recorded in the third and fourth quarters of 1999. Charges consisted of the following: $10.5 million recorded based on Florida Public Service Commission audits of Tampa Electric’s 1997 and 1998 earnings which limited Tampa Electric’s equity ratio to 58.7 percent; $3.5 million to resolve litigation filed by the U.S. Environmental Protection Agency; and $4.3 million for corporate income tax settlements related to prior years’ tax returns. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.61 for the year ended Dec. 31, 1999.

(2)	Includes the effect of other non-operating pretax items totaling $16.9 million, as more fully explained in Note I to Item 8, Financial Statements and Supplementary Data of the Company’s Annual Report on Form 10-K for the 1998 fiscal year. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.66 for the year ended Dec. 31, 1998.

(3)	Interest expense includes total interest expense excluding AFUDC and an estimate of the interest component of rentals.